

November 17, 2011

Via E-mail
Geoffrey Gibbs
President
Bulk Storage Software, Inc.
10790 Glengate Loop
Highlands Ranch, Colorado 80130

> **Re:** **Bulk Storage Software, Inc.**
> **Amendment No 3 to Registration Statement on Form S-1**
> **Filed October 28, 2011**
> **File No. 333-168328**

Dear Mr. Gibbs:

We have reviewed the above filing and your response letter dated October 28, 2011 and have the following comments. Where prior comments are referenced, they refer to our letter dated October 19, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Amendment No. 3 to Registration Statement on Form S-1 Filed October 28, 2011

General

1. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

2. We note your response to prior comment 1 and your revised disclosure indicating your "plan to register as a reporting company under the Securities Exchange Act of 1934." However, the foregoing does not address whether and when you intend to register a class of securities under Section 12 of the Securities Exchange Act. Please advise. If the company does not intend to register a class of securities under Section 12, then we reissue prior comments 1 and 2 in their entirety.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 16

3. We note your response to prior comment 4. However, your revised disclosure does not fully address the concerns raised. In this regard, we note your enhanced disclosure clarifying that Mr. Gibbs is under no obligation to loan funds to the company.

Accordingly, we reissue prior comment 4 and ask that you provide a reasonable basis for your belief that your current capital is sufficient to fund planned operations or expand your disclosure to address how the company plans to fund operations during the next twelve months. Enhance your disclosure to address how the company intends to handle its liquidity needs (and how it will fund the estimated $100,000 cost to complete development of your product) if additional funding from Mr. Gibbs is not available. To the extent you perceive a deficiency in currently available or contractually committed funds for funding operations during the next twelve months, state the minimum period of planned operations that the currently available and contractually committed funds will enable you to fund.

4. We note your response to prior comment 5 and your disclosure on page 17 indicating that Mr. Gibbs is not contractually obligated to loan funds to the company. Revise your disclosure to ensure that this caveat is prominently described each time you state that Mr. Gibbs has agreed to loan funds to the company through September 30, 2012.

5. Given that you have never generated any revenue and have yet to commence operations, please provide a basis for your belief that within the next year you "can attract sufficient product sales and services within [your] present organizational structure and resources to become profitable." This comment also applies to your Plan of Operation disclosure beginning on page 17 and your belief that it is reasonable to estimate that the company can generate $900,000 in sales next year (or sell on average three products per month) when product completion is not even estimated until June 2012.

6. Refer to your revised disclosure in the paragraph beginning "A private company known…" that states that the Beverage Master intangible asset "was impaired by your accountant and written off." We note that you have one employee, your President. Please tell us whether you have engaged an accountant to maintain your books and records or to whom you are referring in this statement.

Plan of Operations, page 17

7. We note your response to prior comment 8 and your revised disclosure indicating that you estimate it will take until June 2012 to complete your product. Yet, on page 16 you indicate that you anticipate commencing operations in the first fiscal quarter of next year. Review and revise your disclosure to address the foregoing discrepancy. Additionally, on page 17 you refer to "revenue from current operations." Given that the company has not yet generated any revenue, revise your disclosure to address the foregoing inconsistency. As previously requested, review your disclosure and take care to ensure that the current status of your business is conveyed accurately and consistently throughout the registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 23

8. Please provide beneficial ownership information as of the most recent practicable date. We note that you have presented information as of June 30, 2011. Refer to Item 403 of Regulation S-K.

Financial Statements

Note 5 – Note Payable, page F-8

9. We note your response to prior comment 14. Your revised disclosure, however, does not provide all information requested in the comment. Please revise the note to identify the individuals and the amounts owed to each.

Signature, page II-5

10. We note your revisions in response to prior comment 15. However, you did not make the requested changes to the signature line in which Mr. Gibbs signs the registration statement in his own capacity. Rather, your changes corresponded to the line where Mr. Gibbs signs on behalf of the company. Revise your registration statement accordingly.

Exhibit 23.1

11. In future filings please file consents that refer to the amendment number the consent relates to and that bear the electronic signature of the accountant.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
     David Wagner, Esq.
     David Wagner & Associates, P.C.